QuickLinks -- Click here to rapidly navigate through this document
Filed by Falconbridge Limited Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Falconbridge Limited Commission File No. 333-129218

FALCONBRIDGE LIMITED
ESSP BULLETIN — UPDATE
February 27, 2006

Inco has announced that the expiry date for its offer to Falconbridge shareholders has been extended to June 30, 2006. As a result, the acceptance deadline date for ESSP Members has also been extended to 12:00 noon (Toronto time) on Monday, June 26, 2006. In certain circumstances, Inco is entitled to accelerate that expiry time. In the event that Inco does so, the acceptance deadline date for ESSP Members will be correspondingly accelerated.

The terms and conditions of the Inco offer are described in the Offer to Purchase of Inco dated October 24, 2005, which was previously sent to you, accompanied by the Directors' Circular of Falconbridge dated October 24, 2005 under which our board of directors recommends that Falconbridge shareholders accept the Inco offer, as updated by the Notices of Extensions from Inco dated December 14, 2005, January 19, 2006 and February 27, 2006.

In order to tender your Falconbridge ESSP holdings, please complete the original yellow form in the package sent to you earlier.

This communication is being made in respect of the share exchange takeover bid by Inco Limited for common shares of Falconbridge Limited. Inco has filed with the U.S. Securities and Exchange Commission ("SEC") a registration statement on Form F-8 containing a share exchange take-over bid circular. Inco, if required, will file other documents regarding the transaction with the SEC and the Canadian securities regulatory authorities. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents filed with the SEC free of charge at the SEC's website (www.sec.gov). Canadian Investors will also be able to obtain information filed in respect of this bid at www.sedar.com.

QuickLinks

FALCONBRIDGE LIMITED ESSP BULLETIN — UPDATE February 27, 2006